Mail Stop 3628

                                                           January 29, 2021


Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

       Re:     BANK 2019-BNK16
               Wells Fargo Commercial Mortgage Trust 2017-C38
               Wells Fargo Commercial Mortgage Trust 2017-C39
               Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 18, 2020
               Filed December 2, 2020
               File Nos. 333-226486-03, 333-206677-16 and 333-206677-17


Dear Mr. Sfarra:

       We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Forms 10-D and ABS-EE of BANK 2019-BNK16

   1. We note that asset number 2 in Exhibit 102 to the Form ABS-EE filed on December 2,
      2020 has a payment status of    current    and a paid through date of
3/11/2020. We also
      note in Exhibit 99.1 to the accompanying Form 10-D filed on December 2, 2020, comments on this asset from the special servicer note that "[t]he borrower executed a
      Forbearance agreement beginning April 11, 2020 for a period of 90 days. Following the
      90 days forbearance period, the borrower will be required to pay deferred amounts over a period not to exceed twelve months." However, this is inconsistent with the asset-level
 Anthony Sfarra
Wells Fargo Commercial Mortgage Securities, Inc.
January 29, 2021
Page 2

       data points for the loan in previously filed Forms ABS-EE. In particular, the asset-level data points do not include modification information until the reporting period ending June
       11, 2020 while delinquency in the payment status reporting field continued to increase in the April and May 2020 reporting period. Please explain why these discrepancies exist.

    2. We note that for asset number 2, servicing advances began in April 2020, dropped to zero in the June and July 2020 reporting periods and continued to increase above the level previously reported starting in the August 2020 reporting period through November 2020, despite the reported existence of a forbearance agreement beginning in April 2020. We also note that for asset number 27, servicing advances steadily increased beginning in the
       August 2020 reporting period and continued through the November 2020 reporting period, despite the existence of a forbearance agreement executed in June as reported in
       Form 10-D. Please tell us how the servicing advances for these assets are consistent with the transaction agreement provisions relating to servicing advances. This includes, but is not limited to, provisions requiring advances for assets in default and delinquent assets and recovery of advances at the time of a modification.

Forms 10-D and ABS-EE of Wells Fargo Commercial Mortgage Trust 2017-C38

    3. We note that asset numbers 22 and 25 in Exhibit 102 to the Form ABS-EE filed on
       December 2, 2020 have payment statuses of    current    and paid through
dates of
       4/11/2020 and 5/6/2020, respectively. We also note in Exhibit 99.1 to the accompanying
       Form 10-D filed on December 2, 2020, comments from the special servicer on asset number 22 note the forbearance was only for May, June and July 2020 and comments on
       asset number 25 note that the    sponsor    has resumed payments as
scheduled per the
       forbearance agreement. However, this is inconsistent with the asset-level data points for both loans in previously filed Forms ABS-EE. In particular, asset number 22, which the
       Form 10-D Exhibit 99.1 says was modified on 5/11/20, is not marked as modified in the asset-level data until the July 2020 reporting period, while delinquency increased in the
       May and June 2020 reporting periods. Additionally, asset number 25, which the Form
       10-D Exhibit 99.1 says was modified on 6/1/20, is not marked as modified in the asset-
       level data until the September 2020 reporting period, while delinquency increased through the October 2020 reporting period. Please explain why these discrepancies exist.

    4. Please also explain why the Form 10-D Exhibit 99.1 says that the sponsor has resumed payments on asset number 25 instead of the obligor making payments.

    5. We note that servicing advances began in May for asset number 22 and in April for asset number 25 and often increased through November 2020, despite the reported existence of an executed forbearance agreement in April. We note that the servicing advances for asset number 22 dropped to zero in the July 2020 reporting period and subsequently increased to levels above those previously reported. Please tell us how these advances are consistent with the transaction agreement provisions relating to servicing advances.
       This includes, but is not limited to, the provisions that require servicing advances for
 Anthony Sfarra
Wells Fargo Commercial Mortgage Securities, Inc.
January 29, 2021
Page 3

       assets in default and delinquent assets and recovery of servicing advances at the time of a modification.

Forms 10-D and ABS-EE of Wells Fargo Commercial Mortgage Trust 2017-C39

    6. We note that asset number 19 in Exhibit 102 to the Form ABS-EE filed on December 2,
       2020 has a payment status of    current    and a paid through date of
3/6/2020. We also
       note in Exhibit 99.1 to the accompanying Form 10-D filed on December 2, 2020, asset number 19 was modified on 4/6/20. However, this is inconsistent with the asset-level data points for the loan in previously filed Forms ABS-EE, which did not include modification information for the periods in April through September, while delinquency in the payment status reporting field continued to increase during that period. Please explain why these discrepancies exist.

    7. We note that servicing advances began in April for this asset, started to increase again at much higher level in the September 2020 reporting period and continued to increase through November 2020, despite the reported existence of a modification of the asset in
       April 2020. Please tell us how these advances are consistent with the transaction agreement provisions relating to servicing advances. This includes, but is not limited to, the provisions that require servicing advances for assets in default and delinquent assets and recovery of advances at the time of a modification.

Forms 10-D and ABS-EE of BANK 2019-BNK16, Wells Fargo Commercial Mortgage Trust 2017-C38 and Wells Fargo Commercial Mortgage Trust 2017-C39

    8. For all comments noted above, please consider how these matters should be incorporated into the servicing assessments required by Item 1122 of Regulation AB for your upcoming Form 10-K filing for the fiscal year ending December 31, 2020. Please also consider whether additional disclosures for the Form 10-K would be appropriate if the servicer has identified material instances of noncompliance in connection with these matters.
 Anthony Sfarra
Wells Fargo Commercial Mortgage Securities, Inc.
January 29, 2021
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.


                                                          Sincerely,

                                                          /s/ Katherine Hsu

                                                          Katherine Hsu
                                                          Office Chief
                                                          Office of Structured
Finance

cc:    Troy Stoddard, Wells Fargo
       David Burkholder, Cadwalader, Wickersham & Taft LLP